Exhibit (a)(5)(D)

HCC Insurance Holdings, Inc.

July 30, 2007

To holders of certain HCC Insurance Holdings, Inc. stock options:
     Following the issuance of the Offer to Amend Eligible Options (the “Offer”), a determination was made that the Cash Bonus will be considered compensation under the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”). This means that the Cash Bonus will be eligible for (i) contribution to the Plan, and (ii) matching contributions. This supersedes the information regarding 401(k) matching contributions on page 4 and page 27 of the Offering Memorandum.
     All other terms of the Offer remain the same. If you have any questions, please contact either Randy Rinicella or James L. Simmons at (713) 690-7300.

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